EXHIBIT 21
SUBSIDIARIES OF INTERDIGITAL, INC.

Company	Jurisdiction/State of Incorporation or Organization

InterDigital Canada Ltee.	Delaware
InterDigital Communications, LLC	Pennsylvania
InterDigital Facility Company	Delaware
InterDigital Finance Corporation	Delaware
InterDigital IP Holdings, Inc.	Delaware
InterDigital Patent Holdings, Inc.	Delaware
InterDigital Technology Corporation	Delaware
InterDigital Wireless Holdings, Inc.	Delaware
IPR Licensing, Inc.	Delaware
VID SCALE, Inc.	Delaware